EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PE **FOR JULY 24, 2002**

Telefónica, S.A.

(Exact name of Registrant as specified in its charter)

The Spanish Telephone Company
(Translation of Registrant's name into English)

Gran Via 28
28013 Madrid, Spain 3491-459-3050
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA, S.A.

TABLE OF CONTENTS

Item 1

Telefónica

Significant Event

Madrid, July 24, 2002

In accordance with that stated in Article 82 of the Spanish Stock Market Law 24/1988, of July 29th, and regulations thereunder and for public disclosure as a Significant Event, we notify you that the Board of Directors of TELEFÓNICA S.A. in a meeting held today has adopted, among others, the following resolutions:

First—To acknowledge and express its consent with the resolutions adopted by the Board of Directors of TELEFÓNICA MÓVILES, S.A. to:

- Review the strategy of Telefónica Móviles Group in Germany, Austria, Italy and Switzerland.
- Suspend the commercial activity in Germany of the German operator Group 3GUMTS GmbH in light of the current situation and of its results as operator of the mobile virtual network of GSM/GPRS during fiscal year 2002.
- Review the value reflected in the balance sheet of the investments made by the Telefónica Móviles Group in Germany, Austria, Italy and Switzerland.

These resolutions were the subject of a Significant Event filed by TELEFÓNICA MÓVILES, S.A..

Second—To acknowledge and approve the resolution adopted by the Board of Directors of TELEFÓNICA DATA CORP S.A. Unipersonal that, after the analysis of the macroeconomic environment in Germany, the regulatory and contractual changes which have occurred, and the review of the business plan, proposes an extraordinary provision for the loss in value of the investment in MEDIAWAYS, GmbH of 530 Million Euros.

Telefónica

As a result of the aforementioned decisions, the financial results of TELEFÓNICA S.A. and of their Consolidated Group for the first half of 2002 which are being filed with the CNMV today, reflect extraordinary provisions in the amount of 4,837 million Euros, resulting from the changes in value of the investments in UMTS in Europe, excluding Spain, and in an amount of 530 million Euros, resulting from the extraordinary provision in the investment in MEDIAWAYS, GmbH.

Third—To reestablish the payment of cash dividends to shareholders. To that end, the Board, within the framework and conditions legally established, will propose to the General Shareholders Meeting to be held in fiscal year 2003, the adoption of the corresponding resolutions.

Fourth—To propose to the General Shareholders Meeting the adoption of the necessary resolutions for the retirement of a number of shares of the Company that represent up to 2% of the issued share capital of the Company.

Fifth—To approve the reorganization of the Senior Management of the Group which is reflected in the attached organizational chart.


Presidente Ejecutivo (C.E.O) D. César Alierta(*)
D.Gral.Markt. y Contenidos D. Kim Faura
D. Gral. Medios, Marketing y Contenidos D. Luis Abril
D. Gral. Estrategia Corp. y Regulación D. Luis Lada (*)
D.Gral.Desarrollo Corporativo D. Angel Vilá
D. Gral. Audit. Interna y Comunicación D. Calixto Rios
D. Gral. Finanzas Corporativas D. Santiago Fdez. Valbuena (*)
Admira I D. Pedro A. Martín Marín
Secretaría Gral. y del Consejo D. Antonio Alonso Ureba
Consejero Delegado (C.O.O) D. Fdo. Abril-Martorell(*)
D. Gral. Recursos D. Antonio Palacios
D. Gral. Recursos Humanos D. Oscar Maraver
Telefónica Internacional D. J. M. Alv.-Pallete (*)
Telefónica de España D. Julio Linares(*)
Telefónica Móviles D. Antonio Viana(*) (1)
Telefónica Data D. Eduardo Caride
Terra D. Joaquim Agut
Atento D. Alberto Horcajo
TPI Dª. Belén Amatriain

(*) Miembros del Comité de Dirección
(1) Pendiente de nombramiento por Telefónica Móviles

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA, S.A.

Date: July 24, 2002

By: ______________________

Name: Antonio Alonso Ureba

Title: General Secretary and Secretary to the Board of Directors